08026621

UNITED STATES
'S AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2008
Washington, DC

SEC FILE NUMBER
8 - 66166

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Provident Asset Management, LLC formerly Amtex Associates, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16660 N. Dallas Parkway, Suite 2200
(No. and Street)

Dallas	Texas	75248
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive	Irving	Texas	75063
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/08

OATH OR AFFIRMATION

I, Henry Harrison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Provident Asset Management, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

NAZI N. JAMSHEEDI
MY COMMISSION EXPIRES
June 26, 2009

Signature

President

Title

2/26/08.

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROVIDENT ASSET MANAGEMENT, LLC

FINANCIAL REPORT

DECEMBER 31, 2007

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Member
Provident Asset Management, LLC

We have audited the accompanying statement of financial condition of Provident Asset Management, LLC formerly Amtex Associates, LLC as of December 31, 2007, and the related statements of income, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Provident Asset Management, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
February 24, 2008

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

PROVIDENT ASSET MANAGEMENT, LLC
Statement of Financial Condition
December 31, 2007

ASSETS

Cash and cash equivalents	$	721,660
Commissions receivable		94,500
Property and equipment, net		35,585
Other assets		5,995
TOTAL ASSETS	$	857,740

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Commissions payable	$	58,200
Accounts payable and accrued expenses		70,029
Income taxes payable		261,847
Total liabilities		390,076
Member's Equity		467,664
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	857,740

See notes to financial statements.

PROVIDENT ASSET MANAGEMENT, LLC
Statement of Income
Year ended December 31, 2007

Revenue	
Private placement revenue	$16,128,175
Other income	259,866
Total revenue	16,388,041
Operating Expenses	
Commissions paid to other broker/dealers	10,004,500
Compensation and related costs	5,086,418
Professional fees	117,429
Communications	119,603
Promotion	75,307
Occupancy and equipment	49,866
Regulatory fees and expenses	17,086
Other expenses	187,279
Total Operating Expenses	15,657,488
Income before provision for income taxes	730,553
Provision for income taxes	
Current tax expense - federal	280,683
Current tax expense - state	49,227
Total provision for income taxes	329,910
NET INCOME	400,643

See notes to financial statements.

PROVIDENT ASSET MANAGEMENT, LLC
Statement of Changes in Member's Equity
Year ended December 31, 2007

Member's equity, December 31, 2006	$ 67,021
Net income	400,643
Member's equity, December 31, 2007	$ 467,664

See notes to financial statements.

PROVIDENT ASSET MANAGEMENT, LLC
Statement of Cash Flows
Year ended December 31, 2007

Cash flows from operating activities:	
Net income	$ 400,643
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	4,727
Change in assets and liabilities:	
Increase in commissions receivable	(94,500)
Increase in other assets	(5,300)
Increase in commissions payable	58,200
Increase in accounts payable and accrued expenses	70,029
Increase in income taxes payable	241,849
Net cash provided by operating activities	675,648
Cash flows from investing activities:	
Purchase of property and equipment	(29,495)
Net increase in cash and cash equivalents	646,153
Cash at beginning of year	75,507
Cash and cash equivalents at end of year	$ 721,660

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for	
Income taxes	$ 62,652
Interest	$ 382

See notes to financial statements.

PROVIDENT ASSET MANAGEMENT, LLC
Notes to Financial Statements

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Provident Asset Management, LLC formerly Amtex Associates, LLC (the Company) was organized in September 2002 as a Texas limited liability company. The Company is wholly owned by BBH Provident Partners, LP (Member). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company's securities business consists primarily of the sale of interests in oil and gas related private placement offerings only on a best effort subscription basis. The Company's customers are high net worth individuals located throughout the United States and Canada.

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as will limit its business to the selling of direct participation programs. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The Company terminates on September 5, 2032, unless sooner terminated as provided in the Company regulations.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash Equivalents</u>

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

<u>Property and Equipment</u>

Property and equipment is carried at cost less accumulated depreciation. Depreciation is provided for by accelerated methods using estimated lives of five to seven years.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Private Placement Revenue

The Company recognizes revenue on the sale of interests in private placement offerings when customer subscriptions to such offerings are funded.

Advertising Costs

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Income Taxes

The Company has elected to be taxed as a corporation for federal income tax purposes.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital and net capital requirements of $407,736 and $26,005, respectively. The Company's net capital ratio was 0.96 to 1.

Note 3 - Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation and consists of the following:

Equipment	$ 39,247
Furniture and fixtures	3,429
	42,676
Accumulated depreciation	(7,091)
	$ 35,585

Depreciation expense for the year was $4,727 and is reflected in the accompanying statement of income in occupancy and equipment costs.

Note 4 - Income Taxes

The income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes primarily due to permanent non-deductible differences and accelerated depreciation used for income tax purposes. The accelerated depreciation used for tax purposes creates a deferred tax liability which is not recognized in the accompanying statement of financial condition as this amount is not material

Note 5 - Related Party Transactions/Concentration of Revenue

The Company earned substantially all of its revenue for the year from the sale of interests in private placement offerings of related parties.

The lease for the Company's office space is in the name of the Member; however, monthly office rent is currently paid directly by the Company.

Note 6 - Concentration of Credit Risk

Cash held at two Texas banks exceeded the federally insured limit by $392,014 and $120,055, respectively, at December 31, 2007; however, this at-risk amount is subject to significant fluctuations on a daily basis throughout the year.

Note 7 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 8 - Subsequent Event

The Company entered into a lease agreement for office space in January 2008. The lease is a noncancellable operating lease through March 2014. Future minimum lease payments due for each of the years ending December 31 are as follows:

2008	$ 74,103
2009	100,985
2010	103,890
2011	106,794
2012	111,498
Thereafter	141,546
	$ 638,816

Schedule I

PROVIDENT ASSET MANAGEMENT, LLC
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
December 31, 2007

Total member's equity qualified for net capital	$ 467,664
Deductions and/or charges	
Non-allowable assets:	
Property and equipment, net	35,585
Other assets	5,995
Other deductions - excess fidelity bond deductible	5,000
Total	46,580
Net capital before haircuts	421,084
Haircuts on securities:	
Cash equivalents	13,348
Net Capital	$ 407,736
Aggregate indebtedness	
Commissions payable	$ 58,200
Accounts payable and accrued expenses	70,029
Income taxes payable	261,847
Total aggregate indebtedness	$ 390,076
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 26,005
Net capital in excess of minimum requirement	$ 381,731
Ratio of aggregate indebtedness to net capital	0.96 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2007 as filed by Provident Asset Management, LLC on Amended Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

To the Member
Provident Asset Management, LLC

In planning and performing our audit of the financial statements of Provident Asset Management, LLC (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
February 24, 2008

END